SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
SHELL CANADA ANNOUNCES RECORD QUARTERLY EARNINGS
SEGMENTED INFORMATION
Financial Highlights
Operating Highlights
Consolidated Statement of Earnings and Retained Earnings
Consolidated Statement of Cash Flows
Consolidated Balance Sheet
Segmented Information
Notes to Consolidated Financial Statements

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: October 21, 2004	By:	“S.A. FISH” (Signature)

S.A. Fish, Vice President (Name and Title)

	By:	“S.L. COSMESCU” (Signature)

S.L. Cosmescu, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE
THURSDAY, OCTOBER 21, 2004
Management’s Discussion and Analysis
Third Quarter 2004

SHELL CANADA ANNOUNCES RECORD QUARTERLY EARNINGS

Calgary, Alberta — Shell Canada Limited announces record third-quarter earnings of $451 million or $1.64 per Common Share, up 94 per cent from $232 million or $0.84 per Common Share in the same quarter of 2003. The earnings increase was driven by strong commodity prices and refining margins, and a significant contribution from the Athabasca Oil Sands Project. Earnings for the first nine months of 2004 were $1,104 million or $4.01 per Common Share, up 78 per cent from $620 million or $2.25 per Common Share for 2003.

Cash flow from operations was a record $667 million for the third quarter and $1,746 million for the first nine months of 2004 compared with $464 million and $1,263 million respectively for the same periods in 2003. Capital and exploration expenditures were $312 million for the third quarter and $680 million for the first nine months of 2004 versus $185 million and $529 million respectively for 2003.

“I am delighted to report record quarterly operating earnings and cash flow for the Company. These results reflect strong performance across all of our businesses,” said Clive Mather, President and Chief Executive Officer, Shell Canada Limited. “I am particularly pleased with our Oil Sands business, which demonstrated sustained production at design levels.”

Investor Inquiries:	Media Inquiries:
Jim Fahner	Jan Rowley
Investor Relations	Public Affairs
(403) 691-2175	(403) 691-3899

Visit Shell’s Internet Web site: www.shell.ca

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SHELL CANADA LIMITED
SEGMENTED INFORMATION

Exploration & Production

Exploration & Production earnings in the third quarter of 2004 were $129 million, equalling the earnings reported for the same period in 2003. The positive impact of stronger commodity prices in the third quarter of 2004 was offset by higher exploration expenses and depreciation charges than for the same period in 2003. Exploration expenses rose in the third quarter of 2004 due mainly to a dry hole write-off for the Cree exploration well offshore Nova Scotia, which did not encounter commercial quantities of hydrocarbons. Earnings for the first nine months of 2004 were $376 million versus $531 million for the same period in 2003. Lower production volumes, higher exploration expenses, higher depreciation charges for the Sable project and a gain from revaluation of future income taxes in 2003 were the main reasons for the decrease.

Third-quarter 2004 earnings were up from the prior quarter, mainly due to decreased exploration expenses and higher volumes following planned gas plant maintenance activities in the second quarter.

Western Canada and Sable natural gas production volumes were lower than in the third quarter of 2003 due to field decline. Production from the Alma field partially offset the decline in Sable volumes. Development activity at Sable continues with the construction of the South Venture platform, which is expected to start production late in 2004. In Western Canada, the Company’s assessment of unconventional gas opportunities continues to progress and drilling activity began in the quarter.

In the third quarter of 2004, Peace River volumes were up from both the third quarter of 2003 and the second quarter of 2004, primarily due to steam cycle phasing. Following completion of a strategic review, the Company awarded an engineering services contract in October for front-end engineering studies to advance planning and assessment of a potential expansion of the Peace River operation.

The Mackenzie Gas Project achieved a significant milestone with the filing of regulatory applications earlier this month. Shell Canada also filed its development plan for the Niglintgak field, moving one step closer to potential natural gas production from the Mackenzie Delta by the end of the decade.

Oil Sands

Oil Sands earnings in the third quarter of 2004 were $173 million, up significantly from $12 million for the same period in 2003, which was the first quarterly profit for this new business unit. Third-quarter 2004 earnings included a $21 million benefit from tax assessments related to prior years. Excluding this adjustment, earnings in the third quarter increased by $56 million, or 58 per cent, versus the prior quarter due to higher prices and volumes, and lower unit costs. Earnings for the first nine months of 2004 were $365 million, versus a loss of $161 million for the same period in 2003 when the Athabasca Oil Sands Project was in start-up mode and early production operations.

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SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

In the third quarter of 2004, production averaged 92,500 barrels per day (bbls/d) of bitumen (Shell share), up 33 per cent from 69,800 bbls/d in the same period of 2003 and a nine per cent improvement over the prior quarter. Production was well above the design rate for the last two months in the quarter, offsetting lower production in July related to unscheduled maintenance work on one of the froth treatment plant settlers. As reported October 20, 2004, maintenance activities at the Muskeg River Mine and the Scotford Upgrader will reduce production rates in October and November.

Unit cash operating costs improved again in the third quarter of 2004, averaging $18.78 per barrel versus $20.99 in the prior quarter, due primarily to higher production volumes. Additional information on unit costs is included in the attached Operating Highlights.

The average synthetic crude price realization relative to Edmonton light crude was weaker than in the second quarter of 2004 due to additional heavy synthetic volumes in the overall sales mix and wider heavy oil market differentials. Record bitumen production in August temporarily exceeded conversion capacity at the upgrader, resulting in increased sales of heavy synthetic product. In the third quarter of 2004, heavy crude differentials in Alberta widened by more than $1.00 per barrel compared to the prior quarter.

Oil Products

Oil Products earnings in the third quarter of 2004 were $114 million, up from $103 million for the third quarter of 2003 due to strong refining margins, higher prices for benzene and improved feedstock volumes from the integrated Oil Sands operations. Third-quarter earnings also included an $11 million benefit from tax assessments related to prior years and an increased provision of $23 million (after-tax) related to the AIR MILES® loyalty program. Reward options for this program have become more attractive to customers, necessitating an adjustment in the reserve allowance required for future redemptions. Earnings for the first nine months of 2004 were $342 million, up from $272 million for the same period in 2003 due mainly to stronger refinery margins and the realization of integration benefits from the Oil Sands project.

®	Trademark of AIR MILES International Trading B.V. Used under licence by Shell Canada Products.

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SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

Retail marketing margins remained depressed reflecting continued competitive intensity especially in major Ontario markets. Light oil volumes were higher than in the third quarter of last year, resulting in part from the recovery of the aviation industry. Operating expenses increased over the same quarter last year due to the higher loyalty program costs and increased pension expenses.

Corporate

Corporate earnings were $35 million in the third quarter of 2004 compared with negative earnings of $12 million during the same period last year. Third-quarter earnings included a $23 million benefit from tax assessments related to prior years. Higher foreign exchange gains, lower interest costs and other factors also contributed to the increased earnings versus the third quarter of 2003. Earnings for the first nine months of 2004 were $21 million compared with negative earnings of $22 million for the same period in 2003, for the same reasons that affected the third quarter results year on year.

Cash Flow and Financing

Third-quarter cash flow from operations was $667 million. Funds available after cash invested, dividends, increased working capital and other corporate items were used to reduce financing levels. Sales under Shell’s accounts receivable securitization program were reduced by $65 million in the quarter. Debt, primarily medium-term notes and commercial paper, was reduced by a net $385 million during the third quarter.

In the first nine months of 2004, cash flow from operations was a record $1,746 million. During this period, sales under Shell’s accounts receivable securitization program were reduced by $431 million to $150 million. Debt, mostly medium-term notes and commercial paper, was reduced by a net $507 million. At September 30, 2004, combined debt and accounts receivable securitization totalled $524 million, down from $1,466 million at the end of 2003.

On April 30, 2004, Shell Canada announced its intention to make a normal course issuer bid to repurchase for cancellation up to one per cent of its 275,287,340 Common Shares issued and outstanding as at April 27, 2004. The bid began on May 4, 2004, and will end on or before May 3, 2005. The bid is being used to counter dilution resulting from the issuance of Common Shares under Shell Canada’s employee stock option program. At September 30, 2004, a total of 431,500 Common Shares had been repurchased at market prices for a cost of $28 million and cancelled. A copy of Shell Canada’s Notice of Intention to Make a Normal Course Issuer Bid may be obtained on request from the Secretary of Shell Canada Limited, 400 — 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4, telephone (403) 691-3111.

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SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

Outstanding Shares

At September 30, 2004, the Company had 275,383,002 Common Shares and 100 Preference Shares outstanding (June 30, 2004 — 275,286,636 Common Shares and 100 Preference Shares). There were 6,357,767 employee stock options outstanding, of which 3,063,262 were exercisable at September 30, 2004 (June 30, 2004 — 6,822,733 outstanding and 3,396,561 exercisable). During the third quarter, the outstanding shares increased by 334,966 as the result of stock options being exercised and were reduced by 238,600 shares through the normal course issuer bid.

Changes to Long Term Incentive Plan

At the annual and special meeting of shareholders in April 2004, shareholders approved certain amendments to the Long Term Incentive Plan (the Plan) concerning Share Appreciation Rights (SAR’s) granted under the Plan. In September 2004, the Board approved a proposal to attach SAR’s to existing stock options, granted but not exercised. It is anticipated that the proposal will take effect before the end of the year, following approval by each option holder. The use of SAR’s with options reduces share dilution and the need for normal course issuer bids to counter dilution.

The attachment of SAR’s changes the basis for determining the required accounting expense for benefits under the Plan. When the proposal is implemented, the Company’s obligation under the Plan will be recognized based on the market value of the Common Shares less the exercise price of outstanding options. Assuming implementation in the fourth quarter of 2004, an initial, non-cash charge in the range of $50 million to $100 million after-tax will reduce fourth-quarter results to reflect gains accrued to date on outstanding options. The final amount will depend on the price of Common Shares on the effective date, the number of options then outstanding and the number of option holders who accept this amendment to the original option agreement. In 2005 and thereafter the Company’s obligation will be marked-to-market quarterly.

Additional Information

Additional information relating to Shell Canada Limited filed with Canadian securities commissions and the United States Securities and Exchange Commission, including Shell’s Annual Information Form (AIF/Form 40-F), can be found online at www.sedar.com and www.sec.gov.

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

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SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)

	Third Quarter		Nine Months
	2004	2003	2004	2003
		(restated)		(restated)
Earnings	451	232	1 104	620
Revenues	3 058	2 275	8 212	6 805
Cash flow from operations	667	464	1 746	1 263
Return on average common shareholders’ equity (%)	—	—	21.8	16.9
Interest coverage	—	—	54.5	20.5
Per Common Share (dollars)
Earnings — basic (Note 4)	1.64	0.84	4.01	2.25
Earnings — diluted (Note 4)	1.63	0.84	3.99	2.24
Dividends paid	0.25	0.20	0.69	0.60

Results by Segment
Earnings
Exploration & Production	129	129	376	531
Oil Sands	173	12	365	(161)
Oil Products	114	103	342	272
Corporate	35	(12)	21	(22)

Total	451	232	1 104	620

Revenues
Exploration & Production	559	469	1 616	1 612
Oil Sands	625	323	1 627	513
Oil Products	2 308	1 736	6 155	5 148
Corporate	32	5	51	46
Inter-segment sales	(466)	(258)	(1 237)	(514)

Total	3 058	2 275	8 212	6 805

Cash flow from operations
Exploration & Production	239	203	708	747
Oil Sands	262	106	614	98
Oil Products	127	167	399	433
Corporate	39	(12)	25	(15)

Total	667	464	1 746	1 263

Capital and exploration expenditures
Exploration & Production	143	118	377	315
Oil Sands	87	12	141	96
Oil Products	79	54	155	114
Corporate	3	1	7	4

Total	312	185	680	529

Return on average capital employed (%)[1]
Exploration & Production	—	—	28.4	41.0
Oil Sands	—	—	12.6	N/A
Oil Products	—	—	18.4	17.9

Total	—	—	19.3	13.5

1	Return on average capital employed (ROACE) is a key internal and external profitability measure used to evaluate the performance of the Company. ROACE is defined as the last four quarters’ earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus preferred shares, long-term debt and short-term borrowings. ROACE does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	Third Quarter		Nine Months
	2004	2003	2004	2003
EXPLORATION & PRODUCTION
Production
Western Canada natural gas — gross (mmcf/d)	416	423	415	427
Sable natural gas — gross (mmcf/d)	118	130	129	136

Total natural gas — gross (mmcf/d)	534	553	544	563

Ethane, propane and butane — gross (bbls/d)	26 500	25 000	24 900	26 400
Condensate — gross (bbls/d)	15 400	16 100	15 200	16 800
Bitumen — gross (bbls/d)	11 300	7 700	8 600	9 700
Sulphur — gross (tons/d)	5 600	5 600	5 600	5 900

Sales[1]
Natural gas (mmcf/d)	536	537	541	558
Ethane, propane and butane (bbls/d)	46 700	38 400	43 800	42 500
Condensate (bbls/d)	18 400	16 100	19 100	16 300
Bitumen products (bbls/d)	14 900	11 800	12 100	14 100
Sulphur (tons/d)	10 200	8 700	10 800	10 400

OIL SANDS
Production
Bitumen — gross (bbls/d)	92 500	69 800	86 400	35 600
Sales[1]
Synthetic crude sales excluding blend stocks (bbls/d)	93 500	73 500	88 500	34 800
Purchased upgrader blend stocks (bbls/d)	38 900	23 500	38 400	11 200

Total synthetic crude sales (bbls/d)	132 400	97 000	126 900	46 000

Unit Costs[2]
Cash operating cost — excluding natural gas ($/bbl)	14.16		15.28
Cash operating cost — natural gas ($/bbl)	4.62		5.37

Total cash operating cost ($/bbl)	18.78		20.65
Depreciation, depletion and amortization ($/bbl)	4.92		5.03

Total unit cost ($/bbl)	23.70		25.68

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)

	Third Quarter		Nine Months
	2004	2003	2004	2003
OIL PRODUCTS

Sales[1]
Gasolines (m3/d)	21 800	21 800	20 700	20 700
Middle distillates (m3/d)	19 200	18 100	18 800	17 400
Other products (m3/d)	8 600	7 300	7 100	6 600

Total Oil Products sales (m3/d)	49 600	47 200	46 600	44 700

Crude oil processed by Shell refineries (m3/d) [3]	48 400	44 400	44 500	42 100
Refinery utilization (per cent) [4]	93	91	88	89
Earnings per litre (cents) [5]	2.5	2.4	2.7	2.3

Prices
Natural gas average plant gate netback price ($/mcf)	6.24	6.00	6.41	6.84
Ethane, propane and butane average field gate price ($/bbl)	28.70	23.35	27.45	25.94
Condensate average field gate price ($/bbl)	51.94	40.07	48.62	42.12
Synthetic crude average plant gate price ($/bbl)	48.95	34.76	44.71	35.06

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)

Definitions

1	Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

2	Unit cash operating cost is a key internal and external measure used to evaluate the performance of the Oil Sands segment of the Company. Unit cash operating cost for Oil Sands is defined as: operating, selling and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. Cash cost items included in COGS are $132 million in the nine months of 2004, $42 million in the third quarter of 2004. Unit cash operating cost in the nine months of 2004 includes mobile equipment lease costs of $0.55 per barrel, $0.51 per barrel in the third quarter of 2004.

Unit depreciation, depletion and amortization (DD&A) cost for Oil Sands is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which are being written off over the first three years of the project life (2003-2005). In the nine months of 2004, preproduction costs account for $1.80 per barrel of the total unit DD&A cost, $1.70 per barrel in the third quarter of 2004.

Total unit cost (including unit cash operating and unit DD&A costs) does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

3	Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

4	Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

5	Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

SHELL CANADA LIMITED
Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)

	Third Quarter		Nine Months
	2004	2003	2004	2003
		(restated)		(restated)
Revenues
Sales and other operating revenues	3 042	2 268	8 167	6 785
Dividends, interest and other income	16	7	45	20

Total revenues	3 058	2 275	8 212	6 805

Expenses
Cost of goods sold	1 654	1 230	4 293	3 818
Transportation (Note 3)	72	58	231	191
Operating, selling and general	483	426	1 402	1 303
Exploration	47	12	130	46
Depreciation, depletion, amortization and retirements	179	156	526	449
Interest on long-term debt	4	4	14	24
Other interest and financing charges	2	13	8	29

Total expenses	2 441	1 899	6 604	5 860

Earnings
Earnings before income tax	617	376	1 608	945

Current income tax	179	83	532	185
Future income tax	(13)	61	(28)	140

Total income tax	166	144	504	325

Earnings	451	232	1 104	620

Per Common Share (dollars) (Note 4)
Earnings — basic	1.64	0.84	4.01	2.25
Earnings — diluted	1.63	0.84	3.99	2.24
Common Shares outstanding (millions — weighted average)	275	275	275	275

Retained Earnings
Balance at beginning of period	5 556	4 772	5 045	4 608
Implementation of accounting standard (Note 2)	—	—	—	(79)
Earnings	451	232	1 104	620

	6 007	5 004	6 149	5 149
Common Shares buy-back (Note 7)	15	19	36	54
Dividends	69	55	190	165

Balance at end of period	5 923	4 930	5 923	4 930

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows
($ millions)
(unaudited)

	Third Quarter		Nine Months
	2004	2003	2004	2003
		(restated)		(restated)
Cash from Operating Activities
Earnings	451	232	1 104	620
Exploration	47	12	130	46
Non-cash items
Depreciation, depletion, amortization and retirements	179	156	526	449
Future income tax	(13)	61	(28)	140
Other items	3	3	14	8

Cash flow from operations	667	464	1 746	1 263
Movement in working capital and other from operating activities
Sales of accounts receivable securitization (Note 8)	(65)	(21)	(431)	(46)
Other working capital items	158	129	89	(280)

	760	572	1 404	937

Cash Invested
Capital and exploration expenditures	(312)	(185)	(680)	(529)
Movement in working capital from investing activities	24	11	(15)	(26)

Capital expenditures and movement in working capital	(288)	(174)	(695)	(555)
Proceeds on disposal of properties, plant and equipment	—	1	2	24
Investments, long-term receivables and other	(4)	2	8	(6)

	(292)	(171)	(685)	(537)

Cash from (used in) Financing Activities
Common Shares buy-back (Note 7)	(16)	(20)	(37)	(56)
Proceeds from exercise of Common Share stock options	10	5	29	9
Dividends paid	(69)	(55)	(190)	(165)
Long-term debt and other	(249)	2	(358)	9
Short-term financing	(136)	(333)	(149)	(197)

	(460)	(401)	(705)	(400)

Increase in cash	8	—	14	—
Cash at beginning of period	6	—	—	—

Cash at September 30[1]	14	—	14	—

Supplemental disclosure of cash flow information
Dividends received	5	3	10	7
Interest received	8	3	25	4
Interest paid	7	18	24	57
Income tax paid	52	29	259	241

1	Cash comprises cash and highly liquid short-term investments.

SHELL CANADA LIMITED
Consolidated Balance Sheet
($ millions)
(unaudited)

	Sept. 30, 2004	Dec. 31, 2003
		(restated)
Assets
Current assets
Cash and short-term investments	14	—
Accounts receivable	1 224	495
Inventories
Crude oil, products and merchandise	627	497
Materials and supplies	82	83
Prepaid expenses	107	81

	2 054	1 156
Investments, long-term receivables and other	454	455
Properties, plant and equipment	7 964	7 937

Total assets	10 472	9 548

Liabilities
Current liabilities
Short-term borrowings	—	149
Accounts payable and accrued liabilities	1 363	1 157
Income and other taxes payable	586	255
Current portion of asset retirement and other long-term obligations	32	17
Current portion of long-term debt	373	734

	2 354	2 312
Asset retirement and other long-term obligations	384	395
Long-term debt	1	2
Future income tax	1 273	1 301

Total liabilities	4 012	4 010

Shareholders’ Equity
Capital stock
100 4% Preference Shares	1	1
275 383 002 Common Shares (2003 — 275 042 159)	509	480
Contributed surplus	27	12
Retained earnings	5 923	5 045

Total shareholders’ equity	6 460	5 538

Total liabilities and shareholders’ equity	10 472	9 548

Clive Mather, Director

Kerry L. Hawkins, Director

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

	Third Quarter
			Exploration
	Total		& Production		Oil Sands		Oil Products		Corporate
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
		(restated)		(restated)		(restated)		(restated)		(restated)
Revenues
Sales and other operating revenues	3 042	2 268	544	444	278	138	2 196	1 683	24	3
Inter-segment transactions	—	—	12	25	347	185	107	48	—	—
Dividends, interest and other income	16	7	3	—	—	—	5	5	8	2

Total revenues	3 058	2 275	559	469	625	323	2 308	1 736	32	5

Expenses
Cost of goods sold	1 654	1 230	—	—	158	116	1 498	1 114	(2)	—
Transportation	72	58	72	58	—	—	—	—	—	—
Inter-segment transactions	—	—	45	35	74	24	347	199	—	—
Operating, selling and general	483	426	95	88	119	115	261	216	8	7
Exploration	47	12	47	12	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	179	156	90	64	42	43	46	49	1	—
Interest on long-term debt	4	4	—	—	—	—	—	—	4	4
Other interest and financing charges	2	13	—	—	—	—	—	—	2	13

Total expenses	2 441	1 899	349	257	393	298	2 152	1 578	13	24

Earnings (loss)
Earnings (loss) before income tax	617	376	210	212	232	25	156	158	19	(19)

Current income tax	179	83	110	88	13	(35)	74	36	(18)	(6)
Future income tax	(13)	61	(29)	(5)	46	48	(32)	19	2	(1)

Total income tax	166	144	81	83	59	13	42	55	(16)	(7)

Earnings (loss)	451	232	129	129	173	12	114	103	35	(12)

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

	Nine Months
			Exploration
	Total		& Production		Oil Sands		Oil Products		Corporate
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
		(restated)		(restated)		(restated)		(restated)		(restated)
Revenues
Sales and other operating revenues	8 167	6 785	1 554	1 503	740	243	5 847	4 996	26	43
Inter-segment transactions	—	—	57	106	887	270	293	138	—	—
Dividends, interest and other income	45	20	5	3	—	—	15	14	25	3

Total revenues	8 212	6 805	1 616	1 612	1 627	513	6 155	5 148	51	46

Expenses
Cost of goods sold	4 293	3 818	—	—	405	173	3 885	3 642	3	3
Transportation	231	191	231	191	—	—	—	—	—	—
Inter-segment transactions	—	—	118	113	216	89	903	312	—	—
Operating, selling and general	1 402	1 303	272	263	369	359	733	658	28	23
Exploration	130	46	130	46	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	526	449	268	192	122	113	135	143	1	1
Interest on long-term debt	14	24	—	—	—	—	—	—	14	24
Other interest and financing charges	8	29	—	—	—	—	—	—	8	29

Total expenses	6 604	5 860	1 019	805	1 112	734	5 656	4 755	54	80

Earnings (loss)
Earnings (loss) before income tax	1 608	945	597	807	515	(221)	499	393	(3)	(34)

Current income tax	532	185	296	306	27	(202)	233	96	(24)	(15)
Future income tax	(28)	140	(75)	(30)	123	142	(76)	25	—	3

Total income tax	504	325	221	276	150	(60)	157	121	(24)	(12)

Earnings (loss)	1 104	620	376	531	365	(161)	342	272	21	(22)

Total Assets	10 472	9 789	2 831	2 793	3 830	3 783	3 841	3 598	(30)	(385)

Capital Employed [1]	6 834	6 821	1 644	1 635	2 942	3 146	2 212	2 270	36	(230)

1	Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1.	Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual consolidated financial statements dated December 31, 2003, except as described in Note 2.

2.	Change in Accounting Policy

Asset Retirement Obligations

Effective January 1, 2004, the Corporation adopted the new Canadian accounting standard with respect to asset retirement obligations. Under the new standard, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings over the life of the asset.

The total undiscounted amount of the estimated cash flows required to settle the obligations is $474 million, which has been discounted using a credit-adjusted risk-free rate of six per cent. The requirement to settle the obligations can occur during the asset’s life but most of the obligations will not be settled until the end of the asset’s useful life, which can exceed 25 years in some circumstances.

The new standard has been applied retroactively and financial statements of prior periods have been restated. The impact of this change on the December 31, 2003, Consolidated Balance Sheet is an increase in property, plant and equipment of $71 million, an increase in asset retirement and other long term obligations of $191 million, a reduction in future income taxes of $41 million and a reduction in retained earnings of $79 million. This new standard will not have a material impact on the Corporation’s future earnings.

Derivative Instruments

Effective January 1, 2004, the Corporation adopted Accounting Guideline 13, Hedging Relationships. This pronouncement establishes the criteria that must be met before an entity can apply hedge accounting to certain derivative financial instruments. This guideline has been applied on a prospective basis and its impact is less than $1 million after-tax on the Corporation’s results in the nine months of 2004.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

3.	Accounting Reclassification

Effective January 1, 2004, and consistent with the adoption of Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100, transportation costs for the Exploration & Production segment charged to customers are classified as revenues with the related transportation cost classified as transportation expense. Previously, these costs were netted against revenue. Transportation costs for the Oil Sands and Oil Products segments continue to be reported as cost of goods sold or operating expense, consistent with prior years.

4.	Earnings Per Share

	Third Quarter		Nine Months
	2004	2003	2004	2003
Earnings ($ millions)	451	232	1 104	620

Weighted average number of Common Shares (millions)	275	275	275	275

Dilutive securities (millions) Options under long-term incentive plan	2	2	2	2

Basic earnings per share ($ per share)	1.64	0.84	4.01	2.25
Diluted earnings per share ($ per share)	1.63	0.84	3.99	2.24

5.	Stock-Based Compensation

In 2004, the Corporation granted 1,696,500 options with an exercise price of $62.55. Of the 2004 options, 281,000 are performance based. The fair value of the options granted in 2004 was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 3.82 per cent, expected life of six years, volatility of 19.4 per cent and a dividend yield of 1.61 per cent.

In the fourth quarter of 2003, the Corporation adopted expensing of stock options on a prospective basis, pursuant to the amendments to CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments.” The previous quarters of 2003 were restated.

The impact of expensing stock options on after-tax earnings for the nine months of 2004 was $15 million (2003 — $9 million).

For options granted in 2002, had the Corporation included the effects of stock-based compensation in earnings for the nine months of 2004, after-tax earnings and basic earnings per share would have decreased by $6 million (2003 — $6 million) to $1,098 million (2003 — $614 million) or by $0.02 (2003 — $0.02) to $3.99 (2003 — $2.23), respectively. No effect was included for awards granted prior to January 1, 2002.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

6.	Employee Future Benefits

The Corporation’s pension plans are described in the notes to the consolidated financial statements dated December 31, 2003. The components that comprise the total net benefit costs included in total expenses in the consolidated statement of earnings are as follows:

	Third Quarter
	Pension Benefits		Other Benefits
($ millions)	2004	2003	2004	2003
Current service cost	8	7	1	1
Employee contributions	—	—	—	—
Interest cost	29	29	2	2
Expected return on plan assets	(32)	(33)	—	—
Amortization of transitional asset	(9)	(9)	—	—
Amortization of net actuarial loss	17	11	1	—

Net expense	13	5	4	3
Defined contribution segment	3	3	—	—

Total	16	8	4	3

	Nine Months
	Pension Benefits		Other Benefits
($ millions)	2004	2003	2004	2003
Current service cost	24	21	1	1
Employee contributions	(1)	(1)	—	—
Interest cost	88	87	8	7
Expected return on plan assets	(96)	(99)	—	—
Amortization of transitional (asset) obligation	(27)	(27)	1	2
Amortization of net actuarial loss	51	33	2	—

Net expense	39	14	12	10
Defined contribution segment	9	9	—	—

Total	48	23	12	10

7.	Common Shares Buy-Back

On April 30, 2004, Shell Canada Limited announced its intention to make a normal course issuer bid to repurchase for cancellation up to one per cent of its 275,287,340 Common Shares issued and outstanding as at April 27, 2004. The bid began on May 4, 2004, and will end on or before May 3, 2005. The bid is being used to counter dilution resulting from the issuance of Common Shares under Shell Canada’s employee stock option program. At September 30, 2004, a total of 431,500 Common Shares had been repurchased at market prices for a total cost of $28 million (at an average price of $64.87 per share) and cancelled.

Under an earlier normal course issuer bid, which commenced February 7, 2003, and ended February 6, 2004, Shell purchased 1,528,000 shares at an average price of $52.29, for a total cost of $80 million, which includes $9 million of shares purchased in 2004.

8.	Sale of Accounts Receivable

During the nine months of 2004, the Corporation decreased the receivables sold under its accounts receivable securitization program by $431 million to $150 million. This contributed to the increase in accounts receivable on the Consolidated Balance Sheet as at September 30, 2004.